UNITED STATES OF AMERICA

BEFORE THE SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

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In the Matter of

ENTERGY LOUISIANA, INC.
File No. 70-10086

(Public Utility Holding Company Act of 1935)
--------------------------------------------------------------	X : : : : : : X	CERTIFICATE PURSUANT TO RULE 24

This is to certify, pursuant to Rule 24 under the Public Utility Holding Company Act of 1935, as amended, that the transactions described below, which were proposed by Entergy Louisiana, Inc. ("Company") in its Application-Declaration, as amended, in the above file, have been carried out in accordance with the terms and conditions of and for the purposes represented by said Application-Declaration, as amended, and pursuant to the orders of the Securities and Exchange Commission with respect thereto dated December 29, 2003 and January 8, 2004.

On March 24, 2004, the Company issued and sold, by negotiated public offering, to BNP Paribas Securities Corp., Citigroup Global Markets Inc., Credit Lyonnais Securities (USA) Inc. and Scotia Capital (USA) Inc., as underwriters, $100,000,000 in aggregate principal amount of the Company's First Mortgage Bonds, 5.50% Series due April 1, 2019 ("Bonds"), issued pursuant to the Fifty-seventh Supplemental Indenture to the Company's Mortgage and Deed of Trust, as supplemented.

Attached hereto and incorporated by reference are:

Exhibit A-3(a) -	Execution form of Fifty-seventh Supplemental Indenture relating to the Bonds.

Exhibit B(a) -	Execution form of Underwriting Agreement relating to the Bonds.

Exhibit C-1 -	Copy of the Prospectus being used in connection with the sale of the Bonds (previously filed in Registration No. 333-93683 and incorporated herein by reference).

Exhibit F-1(a) -	Post-effective opinion of Mark G. Otts, Senior Counsel - Corporate and Securities of Entergy Services, Inc., counsel for the Company.

Exhibit F-2(a) -	Post-effective opinion of Thelen Reid & Priest LLP, counsel for the Company.

IN WITNESS WHEREOF, Entergy Louisiana, Inc. has caused this certificate to be executed this 30th day of March 2004.

ENTERGY LOUISIANA, INC.
By: _____/s/ Frank Williford Frank Williford Assistant Treasurer